James W. McKenzie, Jr.
Partner
215.963.5134
jmckenzie@MorganLewis.com
July 9, 2010
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Jeffrey P. Riedler Assistant Director

Re:	NuPathe Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 15, 2010 File Number: 333-166825
Dear Mr. Riedler:
On behalf of NuPathe Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated July 2, 2010, to Jane H. Hollingsworth with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 referred to above (the “Registration Statement”).
In response to your letter, set forth below are your comments in bold followed by the Company’s responses. Where indicated below, the Company has included changes to the disclosure in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which the Company is filing contemporaneously with this response letter.
For the convenience of the Staff’s review, copies of this letter and copies of Amendment No. 2, marked to reflect changes against Amendment No. 1, are being delivered to Mr. Bryan J. Pitko.
Philadelphia    Washington    New York    Los Angeles    San Francisco    Miami    Pittsburgh    Princeton    Chicago    Minneapolis
Palo Alto    Dallas    Houston    Harrisburg    Irvine    Boston    Wilmington    London    Paris    Brussels    Frankfurt    Beijing    Tokyo

Jeffrey P. Riedler
Securities and Exchange Commission
July 9, 2010

Form S-1
Critical Accounting Policies and Use of Estimates
Stock-Based Compensation, page 44
1.	We are evaluating your response to comment 12 and may have additional comments once the estimated IPO price range is available.

Response: The Company respectfully acknowledges the Staff’s comment and below has supplemented the prior response to comment 12 that the Company provided in its response letter to the Staff, dated June 15, 2010. The prior response to comment 12 was as follows:

“The Company advises the Staff that no stock options, restricted stock or other equity-based instruments have been issued in 2010 that would have required the Company to estimate the current fair value of the Company’s common stock. As a result of the successful completion of the Phase III clinical trial for Zelrix in July 2009, the Company believes that the fair value of the Company’s common stock has likely increased from the prior estimated fair value of $0.24 per share. However, given that options to purchase only 55,000 shares of common stock have been granted subsequent to the July 2009 completion of the Phase III clinical trial, the Company did not undertake an updated analysis of the fair value of its common stock. Any such increase in fair value would have had an immaterial impact on stock-based compensation.

For illustrative purposes, if the fair value of the Company’s common stock had increased to $2.25 per share, the incremental grant-date fair value of the options to purchase 55,000 shares would have been $113,000, which recognized over the four-year vesting period of such awards equals only $28,000 of incremental stock-based compensation expense.”

To provide additional context for this response and further information for the Staff’s consideration, the Company advises the Staff that the Company currently anticipates that the mid-point of the estimated IPO price range will not exceed a price of $2.25 per share (before giving effect to a reverse stock split that the Company intends to implement prior to the IPO). The Company will disclose the estimated IPO price range in a subsequent amendment once the price range and stock split ratio are available. At that time, the Company will supplementally provide to the Staff a calculation reconciling the mid-point of the price range after giving effect to the reverse stock split to the pre-split per share value, so that it will be apparent to the Staff that the mid-point of the estimated IPO price range is not in excess of the pre-split $2.25 per share amount. The Company acknowledges that the Staff may have additional comments at that time.
Executive Compensation, page 90
Annual Performance Bonus Compensation, page 92
2.	We note your response to comment 21. It is unclear how the individual performance percentages for each named executive officer are calculated based upon the levels of achievement indicated. For example, what individual percentage is attributed to a goal which is partially achieved? Please revise your disclosure to clarify how the individual performance percentages are calculated by identifying the respective percentages awarded for each component based on the level of achievement.

Response: The Company has revised the disclosure on pages 95 and 96 of Amendment No. 2 to indicate how individual performance percentages for each named executive officer are calculated based upon the levels of achievement indicated. The revised disclosure identifies the respective percentages awarded for each component based on the level of achievement.
Financial Statements
General
3.	Please disclose the date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1.
Response: The Company has revised the disclosure on page F-13 of Amendment No. 2 to indicate that, in accordance with ASC 855-10-50-1, subsequent events have been evaluated through May 14, 2010, the date on which the financial statements at the end of the prospectus were issued.

Jeffrey P. Riedler
Securities and Exchange Commission
July 9, 2010

We hope the foregoing have been responsive to the Staff’s comments. If you have any questions, please feel free to contact me at (215) 963-5134 or Michael Peterson at (215) 963-5025.
Very truly yours,
/s/ James W. McKenzie, Jr.
James W. McKenzie, Jr.

cc:	Michael N. Peterson Jane H. Hollingsworth Suzanne M. Hanlon, Esq. Bryan J. Pitko